                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                     United American Healthcare Corporation
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                                (Name of Issuer)


                                     Common
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                         (Title of Class of Securities)


                                   90934C105
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                                 (CUSIP Number)

   Leamon R. Sowell, Jr., L.R. Sowell & Assoc. PLLC, 227 Gratiot Avenue Ste. 770, Detroit, Michigan 48226, (313) 964-7900
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 20, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  90934C105              13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Mr. Darrel W. Francis as an individual and Richard M. Brown, D.O. as Trustee of the Richard M. Brown, D.O. Revocable Trust, U/A dated 1-18-74
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
               NONE
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    Dr. Brown: 411,727  Mr. Francis: 50,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    Dr. Brown: 0      Mr. Francis: 0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    Dr. Brown: 411,727    Mr. Francis: 50,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    Dr. Brown: 0    Mr. Francis: 50,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     461,727
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
          N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1% of the issued and outstanding common shares of issuer as reported in Issuer's Form 10-Q quarter ending September 30, 2001.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN.
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2001
--------------------------------------------------------------------------------
Date

/s/ Richard M. Brown
--------------------------------------------------------------------------------
Signature

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 27, 2001
--------------------------------------------------------------------------------
Date

/s/ Darrel W. Francis
--------------------------------------------------------------------------------
Signature of Darrel W. Francis

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE 13D

Item 1:            Title of Class Equity Securities:           Common Stock

                   Name of Issuer:                             United American Healthcare
                                                               Corporation
                   Address of Issuer's
                   Principal Executive
                   Office:                                     1155 Brewery Park Boulevard
                                                               Suite 200 Detroit, Michigan
                                                               48207

Item 2 (a):        Name (s) of Person (s) Filing:              Richard M. Brown, as Trustee of
                                                               The Richard M. Brown D.O.
                                                               Revocable Trust, U/A 1-18-74 and
                                                               Mr. Darrel W. Francis, as an
                                                               Individual.

Item 2 (b):        Address of Principal
                   Business Office:                            Dr. Brown
                                                               277 Franklin Road, Southfield,
                                                               Michigan 48034

                                                               Mr. Francis
                                                               535 Griswold, Suite 812
                                                               Detroit, Michigan, 48226.

Item 2 (c):        Present Principal
                   Occupation and Employment:

                                                               Dr. Brown
                                                               President & Practicing Physician
                                                               with Park Family Health Care

                                                              Mr. Francis
                                                              President & CEO of
                                                              Metropolitan Facility Resources

Item 2 (d):        Criminal Convictions
                   Last Five Years:                           None

Item 2 (e):        Civil Proceedings
                   Last Five Years:                           None

Item 2 (f):        Citizenship of
                   Reporting Person:                          U.S.A.

Item 3:            Source and Amount of
                   Funds or Other Consideration:              Not Applicable

Item 4:            Purpose of Transaction:

Item 4(a):         Acquisition of Additional
                   Securities:                                Not Applicable

Item 4(b):         Extraordinary Corporate
                   Transaction:                               Not Applicable

Item 4(c):         Sale or Transfer of Assets:                Not Applicable

Item 4 (d):        Change In Board of Directors
                   or Management:                             Dr. Brown and Mr. Francis
                                                              as shareholders of United
                                                              American Healthcare are
                                                              submitting a joint proxy statement
                                                              to nominate four directors and
                                                              solicit other shareholders'
                                                              proxy to elect such nominees in
                                                              response to the proxy
                                                              submitted by United American
                                                              Healthcare Corporation
                                                              first mailed to the shareholders
                                                              on or about October 29, 2001.

                                                              However, as part of the joint proxy
                                                              solicitation submitted by Dr. Brown
                                                              and Mr. Francis they have also
                                                              decided to file a joint Schedule 13D.
                                                              Both Dr. Brown and Mr. Francis
                                                              disclaim any beneficial ownership to
                                                              each others respective shares and
                                                              disclaim any status as a group.

Item 4 (e):        Change in Capitalization
                   Or Dividend Policy:                        None

Item 4 (f):        Change In the Issuer's
                   Business or Corporate
                   Structure:                                 None

Item 4 (g):        Change In the Issuer's                     None

                   Bylaws or Charter:
Item 4 (h):                                                   Not Applicable

Item 4 (i):                                                   None

Item 4 (j):                                                   None

Item 5:            Interest In Securities
                   of the Issuer:

Item 5 (a):        Amount Beneficially
                   Owned:                                     Dr. Brown beneficially owns 411,727
                                                              shares of the common stock of issuer
                                                              as of September 30, 2001.

                                                              Mr. Francis beneficially owns 50,000
                                                              shares of the common stock of issuer
                                                              as of September 30, 2001. Included in
                                                              the 50,000 shares are 25,000 options
                                                              that are exercisable currently or
                                                              within 60 days after October 15,
                                                              2001.

Percent of Class:                                             Dr. Brown is beneficial owner of 6.1%
                                                              of the issued and outstanding common
                                                              stock of issuer, as reported in
                                                              Issuer's Form 10-Q for the quarter
                                                              ended September 30, 2001

                                                              Mr. Francis is beneficial owner of
                                                              0.01% of the issued and outstanding
                                                              common stock of issuer, as reported
                                                              in issuer's Form 10-Q for the quarter
                                                              ended September 30, 2001.

Item 5 (b):        Sole Power to Vote of
                   Beneficially Owned Shares:                 Dr. Brown has sole power to vote or
                                                              direct the vote of 411,727 of the
                                                              common shares of issuer.

                                                              Mr. Francis has sole power to vote or
                                                              direct the vote of 25,000 of the common
                                                              shares of issuer. Mr. Francis beneficially

                                                              owns an additional 25,000
                                                              option shares.

                   Shared Power to Vote of
                   Beneficially Owned Shares:                 Not Applicable

                   Sole Power to Dispose or
                   Direct the Disposition of
                   Beneficially Owned Shares:                 Dr. Brown has sole power to dispose
                                                              or direct the disposition of 411,727
                                                              common shares.

                                                              Mr. Francis has sole power to dispose
                                                              or direct the disposition of 25,000
                                                              common shares. Mr. Francis
                                                              beneficially owns an additional
                                                              25,000 option shares.

                   Shared Power to Dispose or
                   Direct the Disposition of
                   Beneficially Owned Shares:                 Not Applicable

Item 5 (c):                                                   None

Item 5 (d):                                                   Not Applicable

Item 5 (e):                                                   Not Applicable

Item 6:            Contracts or Arrangements
                   With Respect To Securities
                   Of Issuer:                                 Except for the joint proxy
                                                              statement that is being submitted
                                                              by Dr. Brown and Mr. Francis and
                                                              the joint Schedule 13D in
                                                              connection therewith there are no
                                                              other contracts, agreements, or
                                                              understandings between Dr.
                                                              Brown and Mr. Francis and any of
                                                              their nominees for the Board of
                                                              Directors pursuant to which the
                                                              nominations are being made.
                                                              Neither Mr. Darrel Francis nor
                                                              Dr. Richard Brown has any
                                                              intention to seek control of the
                                                              Company. Mr. Darrel Francis'
                                                              and Dr. Richard Brown's
                                                              nominees, if elected, will not
                                                              constitute a majority of the
                                                              Issuer's Board of Directors and
                                                              accordingly will not be able to
                                                              control the Board of Directors. In
                                                              the future, as shareholders it is
                                                              Mr. Darrel Francis' and Dr.
                                                              Richard M. Brown's intent to vote
                                                              their shares in accordance with
                                                              their individual best interest.

Item 7:            Material to Be Filed
                   As Exhibits:                               None
